November 5, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cincinnati Bancorp, Inc.
Registration Statement on Form S-1 (Registration No. 333-233708)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Cincinnati Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that it will become effective at 11:00 a.m. EST on November 8, 2019, or as soon thereafter as may be practicable.

Very Truly Yours,

Keefe, Bruyette & Woods, Inc.

/s/ James T. Crotty
Name: James T. Crotty
Title: Director

Keefe, Bruyette & Woods • 70 W Madison, Suite 2401 • Chicago, IL 60602

312.423.8200 • Toll Free: 800.929.6113 • Fax: 312.423.8232